UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

❒      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number : 000-54450

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE GROUP, INC.
401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE GROUP, INC.
7601 Interactive Way
Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.   The Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedule are included in this Annual Report on Form 11-K in lieu of the information required by Items 1-3 of Form 11-K.

Supplemental schedules other than those listed above have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Audit and Investment Committees
Interactive Intelligence Group, Inc. 401(k) Savings Plan
Indianapolis, Indiana

We have audited the accompanying statements of net assets available for benefits of Interactive Intelligence Group, Inc. 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Interactive Intelligence Group, Inc. 401(k) Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Indianapolis Indiana
June 27, 2016

Federal Employer Identification Number:  44-0160260

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
Assets:	2015	2014
Cash and cash equivalents	$41,938	$6,904
Investments, at fair value	85,149,290	77,426,947
Receivables:
Employer contributions - cash	2,969,959	—
Employer contributions - Interactive Intelligence Group, Inc. common stock	—	2,520,730
Notes receivable from participants	1,413,533	866,428
Total receivables	4,383,492	3,387,158
Net assets available for benefits	$89,574,720	$80,821,009

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Additions to net assets attributed to:	Year Ended
Contributions:	December 31, 2015
Participants	$11,712,921
Employers - cash	2,984,653
Rollovers	948,649
Total contributions	15,646,223
Investment loss:
Dividend income	3,633,246
Earnings	1,505
Net realized and unrealized depreciation in fair value of investments	(6,364,897)
Other	104,213
Net investment loss	(2,625,933)
Interest income from notes receivable from participants	51,014
Total additions	13,071,304

Deductions from net assets attributed to:
Benefits paid to participants	4,282,918
Administrative expenses	34,675
Total deductions	4,317,593

Net increase	8,753,711

Net assets available for benefits at:
Beginning of year	80,821,009
End of year	$89,574,720

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
  Notes to Financial Statements
December 31, 2015

1.	DESCRIPTION OF THE PLAN
The following brief description of the Interactive Intelligence Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan sponsored by Interactive Intelligence Group, Inc. (the “Company” and “Plan Administrator”). There are several participating employers of the Plan, which was established January 1, 1996 for qualifying employees. The Plan is administered by an Investment Committee appointed by the Company. The trustee of the Plan is Bank of America, N.A. (“Bank of America” or the “Trustee”). The record-keeper of the Plan is Merrill Lynch Pierce Fenner & Smith, a subsidiary of Bank of America (“Merrill Lynch”). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the option to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, either full or partial, participants become fully vested in their entire account balances.

Eligibility

For purposes of making a pre-tax and/or Roth contribution or rollover contribution, an employee must have reached 21 years of age to be eligible for participation in the Plan. If an employee has met the age requirement, he or she is eligible to participate in the Plan as of his or her first day of service. Employees who are leased or temporary are not eligible to participate. Prior to July 1, 2015, employees were automatically enrolled into the Plan upon meeting the above criteria at 5% of eligible compensation. If a participant wished not to contribute to the Plan, they had 60 days to opt out or decline participation by changing their contribution percentage to zero through the appropriate means.

Contributions

Each year, participants may contribute up to 50% of their pre-tax annual eligible compensation, as defined in the Plan. Participant contributions are subject to the maximum limitations as defined in the Internal Revenue Code, as amended (the “Code”), plus “catch-up” adjustments as permitted by the Code. Participants may also contribute amounts representing qualified rollovers from other qualified benefit plans. Qualified matching and qualified profit sharing Company contributions may be made as determined by the Company for those participants actively employed at Plan year end unless such participants have met normal retirement, death or disability requirements. The total amount of the Company’s matching contribution for the year ended December 31, 2015 was $2,969,959 (net of forfeitures used of $79,731). This contribution was made in cash.

Rollover and Transfer Contributions

The Plan permits participants to have their account balance in other qualified plans rolled over to the Plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. For an eligible participant who has worked for the Company for less than four years at the time of the Company matching contribution, the contribution will vest in equal installments over four years based on the anniversary date of the participant’s employment. For an eligible participant who has worked for the Company for four or more years at the time of contribution, the contribution will be 100% vested. Company profit sharing contributions also fall under the four year vesting schedule described above.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, and an allocation of Plan earnings. Investment earnings are allocated proportionately among all participants’ accounts based on the ratio of their account balance to the total fund balance. The benefit to which a participant is entitled equals the participant’s vested account balance.

Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Bank of America. Administrative fees paid to Bank of America amounted to $34,675 in 2015 and $6,749 in 2014.

In addition, the Plan’s investments include shares of the Company’s common stock. The Company is the Plan sponsor and, therefore, transactions involving the acquisition or disposition of the Company’s common stock also qualify as party-in-interest transactions. The Company has never declared or paid cash dividends on its common stock.

Investment Options

When participants are enrolled into the Plan upon meeting the eligibility criteria, their contributions are automatically invested in the Goal Manager – Moderate Model fund. However, participants may direct their contributions to any of the investment options selected by the Plan Administrator and may change their allocations daily through the Bank of America website.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or in a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Participants may also elect in-service withdrawals or may roll over their accounts from the Plan to another qualified retirement plan. Such benefit payments are subject to the provisions of the Plan. In the event of an active or inactive participant’s death, the value of the vested participant’s account balance will become payable to the participant’s beneficiary.

Notes Receivable from Participants

A participant in the Plan can borrow from his or her account. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by promissory notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market rates at the date the loan is issued. This interest is credited to the participant’s account balance. Participant loans are reported as notes receivable at the amortized principal balance plus accrued but unpaid interest, which approximates fair value. Both the maximum amounts available and repayment terms for such borrowings are subject to the provisions of the Plan.

The accrual of interest on loans is discontinued at the time the loan is called due upon the expiration of the payback period. If payments by the participant on the loan are past due at that time, a deemed distribution occurs and the participant is sent an IRS tax form 1099R, Distributions From Pensions, Annuities, Retirement or Profit-Sharing Plans, IRAs, Insurance Contracts, etc., requiring the payment of taxes on the distribution. The loan is then removed from the Plan’s books.

Forfeitures

Forfeitures are non-vested account balances of terminated employees. Company matching contribution forfeitures will be used first to reduce Company contributions. Any remaining forfeitures will be used to offset Plan expenses with any remaining forfeitures then allocated to participants’ account balances. Company profit sharing contribution forfeitures will be reallocated amongst active participants. Forfeitures of approximately $79,000 were used to offset employer contributions at December 31, 2015. Unallocated matching contribution forfeitures amounted to approximately $74,000 at December 31, 2015 and $130,000 at December 31, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in common stock and mutual funds are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Net depreciation in fair value of investments is reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation and/or depreciation from one period to the next. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has $4,130,447 of investments in the Invesco Stable Value Trust of the Institutional Retirement Trust (“Trust”), a collective investment trust fund, which is reported at net unit value based on information reported in the audited financial statement of the fund at year end. This value represents the net unit value which approximates fair value. Investment contracts have elements of risk due to the lack of a secondary market and resale restrictions resulting in the inability of the Trust to sell a contract. In addition, investment contracts may be subject to credit risk based on the ability of the wrapper providers to meet their obligations under the terms of the contract. The trust is intended to provide a preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value.

The Plan has chosen not to early adopt accounting policy on plan accounting disclosures provisions of ASU 2015-12, Plan Accounting (Topics 960, 962 and 965): Part II: Plan Investment Disclosures. The accounting policy change provided for in ASU 2015-12 changes the Plan's disclosure requirements to eliminate and/or modify certain investment-related disclosures. The Plan has also chosen not to early adopt accounting policy ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The ASU 2015-12 provision is for Plan years beginning after December 15, 2015. The ASU 2015-07 provision is for Plan years beginning after December 15, 2016. The Plan Administrator has not completed the process of evaluating the impact that will result from adopting these standards. The Plan is therefore unable to disclose the impact that adopting these standards will have on the financial statements when these standards are adopted.

Payments to Participants

Payments to participants, including in-service withdrawals, transfers and qualified distributions, are recorded when paid.

Administrative Expenses

Expenses related to the Plan may be paid by either the Plan, Plan participants or the Company; however, Plan participants have typically paid for these expenses as they relate to such items as loan fees. The Plan maintains a fee reimbursement account to be used to offset Plan administrative expenses. The balance of this account at December, 31 2015 and 2014 was approximately $134,000 and $64,800, respectively.

Reclassifications

Certain reclassifications have been made to the 2014 financial statement to conform to the 2015 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS
FASB ASC 820, Fair Value Measurements (“FASB ASC 820”) establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

●     Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●    Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●    Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The Plan also invests in a common collective trust whose funds are traded daily and does not adjust the quoted price for such investments.  This fund is classified within Level 2 of the fair value hierarchy and is valued as described in Note 2.

The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Fair Value Measurements as of December 31, 2015 Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Small Growth	$8,245,738	$8,245,738	$—	$—
Mid Growth	137,149	137,149	—	—
Large Growth	25,283,803	25,283,803	—	—
Small/Mid/Large Blend	10,108,589	10,108,589	—	—
Mid/Large Value	863,432	863,432	—	—
International	11,949,660	11,949,660	—	—
Health	2,277,449	2,277,449	—	—
Diversified Emerging Markets	1,242,102	1,242,102	—	—
Intermediate – term Bond	14,301,077	14,301,077	—	—
Technology	822,970	822,970	—	—
Utilities	1,057,355	1,057,355	—	—
Total mutual funds	76,289,324	76,289,324	—	—
Interactive Intelligence Group, Inc. common stock	4,729,519	4,729,519	—	—
Common collective trust	4,130,447	—	4,130,447	—
Total	$85,149,290	$81,018,843	$4,130,447	$—

	Fair Value Measurements as of December 31, 2014 Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Small Growth	$8,199,986	$8,199,986	$—	$—
Large Growth	22,852,738	22,852,738	—	—
Small/Mid/Large Blend	8,535,914	8,535,914	—	—
Mid/Large Value	823,148	823,148	—	—
International	11,076,631	11,076,631	—	—
Health	1,790,192	1,790,192	—	—
Diversified Emerging Markets	1,388,440	1,388,440	—	—
Intermediate – term Bond	12,583,933	12,583,933	—	—
Technology	860,385	860,385	—	—
Utilities	1,497,626	1,497,626	—	—
Total mutual funds	69,608,993	69,608,993	—	—
Interactive Intelligence Group, Inc. common stock	4,142,586	4,142,586	—	—
Common collective trust	3,675,368	—	3,675,368	—
Total	$77,426,947	$73,751,579	$3,675,368	$—

4.	INVESTMENTS
The market values of individual investments that represent 5% or more of the Plan’s net assets are follows:

	December 31,
Mutual funds:	2015	2014
Janus Flexible BD FD CL I GM	$11,565,733	$9,822,708
Ivy Core Equity FD GM Class Y	10,089,599	8,857,757
Blackrock S&P 500 Stock Fund	8,169,776	6,927,556
MFS Global Equity Fund CL A GM	6,544,402	**
Lord Abbett Dev Grw CL A GM	5,014,491	4,569,648
MFS Growth Fund CL R4	4,485,759	**
MFS Global Equity Fund CL A	**	5,914,861

Common stock:
Interactive Intelligence Group, Inc. *	4,729,519	4,142,586
______________
* Indicates a party-in-interest to the Plan.
** Investment did not represent 5% or more of the Plan’s net assets.

During 2015, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Mutual funds	$(4,360,434)
Interactive Intelligence Group, Inc. common stock	(2,004,462)
Total	$(6,364,897)

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$4,130,447	$—	Daily	None

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$3,675,368	$—	Daily	None

5.	INVESTMENT CONTRACTS
The Plan has a collective investment trust fund established and maintained by Invesco National Trust Company. This collective Trust was established for the purposes of the investment and reinvestment of funds contributed by the Company in its capacity as a fiduciary for pension and profit sharing trust. The Trust holds synthetic guaranteed investment contracts (“synthetic GICS”). Synthetic GICs are portfolios of securities (debt securities or units of collective trust) owned by the Trust with wrap contracts associated with the portfolios. The investments in the Trust are reflected at net unit value, which represents the fair value. The fair value of wrap contracts is determined by the Company based on the change in the present value of each contract’s replacement cost and are categorized as Level 2 in the fair value hierarchy.

6.	INCOME TAX STATUS
The Plan is a prototype plan administered by Merrill Lynch. The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by a letter dated March 31, 2008 that its amended and restated prototype plan as of January 1, 2007 is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The prototype plan was subsequently amended and restated on January 1, 2013 incorporating all previous amendments. The Plan is required to operate in conformity with the Code to maintain its qualification. Although this prototype plan was amended since receiving the opinion letter from the IRS, the Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.	RISKS AND UNCERTAINTIES
The Plan invests in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS
For the Plan year ended December 31, 2014, the Company remitted certain participant contributions to the Trustee after the 15th business day of the month following the month in which the participant contributions were withheld from the participant paychecks. Therefore, the remittances were made after the date on which the remittances were required to be made under Department of Labor Regulation §2510.3-102. In addition, the Company paid an additional amount to the Trustee to reflect foregone earnings that would have been credited to participant’s account if the late remittances had been made on a timely basis. Such amounts are not material to the Plan’s financial statements.

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2015

EIN: 45-1505676		Plan Number: 001
Identity of issue, borrower, lessor, or similar party	Description of investments, including maturity date, rate of interest, collateral, pay or maturity value		Current value
Mutual funds:
Janus Flexible BD FD CL I GM	1,122,887	shares	$11,565,733
Ivy Core Equity FD GM Class Y	723,269	shares	10,089,599
Blackrock S&P 500 Stock Fund	33,411	shares	8,169,776
MFS Global Equity FD CL A GM	190,966	shares	6,544,402
Lord Abbett Dev Grw CL A GM	271,788	shares	5,014,491
MFS Growth Fund CL R4	62,155	shares	4,485,759
MFS Growth Fund CL R4 GM	52,856	shares	3,814,622
Columbia Select Lrg Cap R4 GM	164,955	shares	3,544,883
Ivy Core Equity Fund Class Y	240,067	shares	3,348,940
Janus Flexible Bond FD CL I	265,567	shares	2,735,344
MFS Global Equity Fund CL A	75,394	shares	2,583,739
Prudential Jennison Health Science	52,211	shares	2,277,449
Allianceberstein SML Cap GR A	54,805	shares	2,208,661
Blackrock Global Alloc A	90,825	shares	1,620,314
Nationwide Mid Cap Market Index	88,739	shares	1,410,946
Oppenheimer Dev Mkts FD CL A	40,859	shares	1,242,102
Blackrock Intern Index A	102,230	shares	1,201,205
MFS Utilities Fund CL A	68,826	shares	1,057,355
Lord Abbett Dev Growth FD CL A	55,425	shares	1,022,586
Ivy Science & Technology Fund	15,020	shares	822,970
Invesco American Value FD CL	16,286	shares	540,853
Delaware Small Cap Core	27,782	shares	527,867
Columbia Select LRG CAP VAL R4	15,011	shares	322,579
Eagle Mid Cap Growth FD CL I	3,138	shares	137,149
			76,289,324
Common stock:
Interactive Intelligence Group, Inc. *	86,484	shares	4,729,519
Common collective trust:
Invesco Stable Value Trust	4,130,447	units	4,130,447
Participant loans *	Interest rates range from 4.25% to 8.25%,		1,413,533
	maturing June 2016 to January 2031		$86,562,823
* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Year ended December 31, 2015

EIN: 45-1505676				Plan Number: 001
	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan for the Year ended December 31, 2014	—	$1,212	—	—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 27, 2016	By:	/s/ Ashley A. Vukovits
Ashley A. Vukovits, Chief Financial Officer Interactive Intelligence Group, Inc.

/s/ Kim Kean
Kim Kean, Vice President of Human Resources Interactive Intelligence Group, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of BKD, LLP, Independent Registered Public Accounting Firm